SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2013

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Summary of 2013 1H Business Report

On August 14, 2013, Shinhan Financial Group (“SFG”) filed its 2013 1H Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

1. Introduction of the Group

Company History in 2009 through 2013

•	Jan. 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	Jun. 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Sep. 2009 : SBJ became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Bank Vietnam became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a subsidiary of SFG

•	Jun. 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	Jun. 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank.

•	Dec. 2011 : Shinhan Savings Bank became a subsidiary of SFG

•	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

•	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

•

Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity.

Principal Subsidiaries under Korean Law (as of June 30, 2013)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank 2)	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Private Equity Investment Management	100.0%
SHC Management 4)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.
3)	On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.
4)	Currently in liquidation proceedings.

Indirect subsidiaries held through direct subsidiaries (as of June 30, 2013)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Vietnam	100.0%
Shinhan Investment Corp.	Shinhan Investment America Inc.	100.0%
	Shinhan Investment Europe Ltd.	100.0%
	Shinhan Investment Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. 1)	8.5%
Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Private Equity Investment Management	Shinhan NPS Private Equity Fund 1st	5.0	% 2)
	Shinhan Private Equity Fund 2nd	2.2	% 3)
	Shinhan-Stonebridge Petro Private Equity Fund	0.6	%4)

1)	Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
2)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
3)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.
4)	Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of June 30, 2013)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	11,100,000

Total	485,299,587

2. Business Results

Operation Results	(KRW billion)

	1H 2013 (Jan. 1 ~ Jun. 30)	FY2012 (Jan. 1 ~ Dec. 31)	FY2011 (Jan. 1 ~ Dec. 31)
Operating income	1,410.8	3,194.0	4,172.4
Equity in income(loss) of associates	(0.4)	27.5	57.8
Non-Operating Income(loss)	50.4	11.5	(37.6)
Earnings before income tax	1,460.8	3,233.0	4,192.6
Income taxes	346.0	738.9	920.0
Consolidated net income	1,114.8	2,494.1	3,272.6
Net income in majority interest	1,036.3	2,322.7	3,100.0
Net income in minority interest	78.5	171.4	172.6

Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		1H 2013				FY2012				FY2011
		Jan. 1 ~ Jun. 30				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	175,205.3	56.29	2,039.8	2.33	168,233.4	56.45	4,515.0	2.68	156,280.5	55.28	4,181.0	2.68
	Borrowings	13,332.3	4.28	116.6	1.75	14,027.8	4.71	271.9	1.94	14,037.4	4.97	259.2	1.85
	Debentures	38,601.3	12.40	775.1	4.02	39,765.1	13.34	1,740.2	4.38	40,017.2	14.16	1,942.9	4.86
	Other Liabilities	55,341.6	17.78	—	—	48,172.5	16.16	—	—	44,174.6	15.63	—	—
	Total Liabilities	282,480.5	90.75	—	—	270,198.8	90.66	—	—	254,509.7	90.03	—	—
	Total Stockholder’s Equity	28,799.4	9.25	—	—	27,843.7	9.34	—	—	28,184.6	9.97	—	—
	Total Liabilities & SE	311,279.9	100.00	—	—	298,042.5	100.00	—	—	282,694.3	100.00	—	—
Use	Currency & Due from Banks	16,280.3	5.23	106.3	1.31	15,956.9	5.35	242.4	1.52	14,396.1	5.09	248.6	1.73
	Loans	201,880.2	64.85	5,124.2	5.08	195,495.2	65.59	11,273.2	5.77	186,828.2	66.09	11,265.3	6.03
	Loans in KRW	155,448.4	49.94	3,769.8	4.85	150,164.5	50.38	8,298.7	5.53	143,097.0	50.62	8,281.2	5.79
	Loans in Foreign Currency	10,380.5	3.33	194.8	3.75	10,347.1	3.47	439.1	4.24	9,510.8	3.36	379.1	3.99
	Credit Card Accounts	17,466.9	5.61	875.5	10.02	17,507.8	5.87	1,834.0	10.48	17,740.2	6.28	1,887.5	10.64
	Others	18,584.4	5.97	284.2	3.06	17,475.7	5.86	701.5	4.01	16,480.2	5.83	717.5	4.35
	AFS Financial Assets	30,247.8	9.72	505.5	3.34	30,198.0	10.13	1,152.3	3.82	25,588.5	9.05	1,025.9	4.01
	HTM Financial Assets	11,396.5	3.66	267.8	4.70	11,790.4	3.96	594.6	5.04	12,307.7	4.35	642.9	5.22
	Other Assets	51,475.1	16.54	—	—	44,602.1	14.97	—	—	43,573.8	15.41	—	—
	Total Assets	311,279.9	100.00	—	—	298,042.5	100.00	—	—	282,694.3	100.00	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

The main serial financial figures and indices for Jun. 30, 2013 listed herein may be subject to change.

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)	(KRW billion)

	Jun. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Aggregate Amount of Equity Capital (A)	25,148.4	25,075.7	22,315.4
Risk-Weighted Assets (B)	200,897.8	201,184.4	195,579.4
BIS Ratio (A/B) 1)	12.52%	12.46%	11.41%

1)	Based on Basel I.

Capital Adequacy Ratios (Subsidiaries)	(%)

Subsidiary	Capital Adequacy Ratio	Jun. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Shinhan Bank	BIS Capital Adequacy Ratio	15.57	15.83	15.26
Jeju Bank	BIS Capital Adequacy Ratio	15.63	15.89	13.27
Shinhan Card	Adjusted Equity Capital Ratio	28.61	27.43	25.81
Shinhan Investment Corp.	Net Capital Ratio	652.14	666.34	700.78
Shinhan Life Insurance	Risk Based Capital Ratio	258.36	287.70	324.02
Shinhan BNPP AM	Net Capital Ratio	561.94	583.21	599.73
Shinhan Capital	Adjusted Equity Capital Ratio	14.35	14.98	14.90
Shinhan Savings Bank	BIS Capital Adequacy Ratio	12.82	n/a	n/a

•

The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel II FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.

•	Basel II TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.

•	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

•

The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•

Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation and Shinhan BNP Paribas Asset Management are required to maintain a minimum net capital ratio of 100%.

•	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

2) Liquidity

Won Liquidity Ratio	(KRW billion, %)

Company	Jun. 30, 2013			Dec. 31, 2012			Dec. 31, 2011
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	451.6	171.2	263.8	189.1	93.4	202.6	4,225.5	3,911.2	108.0
Shinhan Bank	62,838.0	43,745.9	143.6	56,506.3	41,131.1	137.4	56,609.5	46,635.4	121.4
Shinhan Card	14,858.0	3,718.4	399.6	15,472.3	3,420.9	452.3	15,417.2	3,417.5	451.1
Shinhan Investment Corp.	10,940.0	6,652.3	164.5	9,358.8	6,725.4	139.2	6,161.4	5,036.5	122.3
Shinhan Life Insurance	1,810.7	396.5	456.7	969.1	377.2	256.9	843.5	341.5	247.0
Shinhan Capital	643.8	252.4	255.1	587.5	161.3	364.1	519.0	147.9	350.8
Jeju Bank	1,018.7	564.1	180.6	9,984.0	6,511.8	153.3	982.2	686.2	143.1
Shinhan Savings Bank	539.2	426.0	126.6	—	—	—	—	—	—

1)	Shinhan Financial Group, Shinhan Bank, Jeju Bank: Due within 1 month
2)	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
3)	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, Shinhan Savings Bank : Due within 3 months
4)	Shinhan Financial Group figures are separate basis

Foreign Currency (FC) Liquidity Ratio	(%)

Company	Jun. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Shinhan Financial Group	—	—	—
Shinhan Bank	125.4	127.5	116.3
Shinhan Investment Corp.	105.8	108.1	99.0
Shinhan Capital	285.8	151.4	235.7
Jeju Bank	133.3	186.8	164.3

1)	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months
2)	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS
3)	Shinhan Financial Group figures are separate basis

3) Asset Quality

SFG Consolidated Basis	(KRW billion, %)

	Jun. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Total Loans	207,717.1	203,155.4	201,245.9
Substandard & Below	3,292.5	2,718.9	2,587.1
Substandard & Below Ratio	1.59	1.34	1.29
Non-Performing Loans	2,223.6	2,173.3	1,903.5
NPL Ratio	1.07	1.07	0.95
Substandard & Below Coverage Ratio	138.80	169.06	162.19
Loan Loss Allowance 1)	4,569.9	4,596.5	4,196.0
Substandard & Below Loans	3,292.5	2,718.9	2,587.1

1)	Including reserve for credit losses.

Separate Basis	(%)

	Jun. 30, 2013			Dec. 31, 2012			Dec. 31, 2011
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	1.43	0.92	127.38	1.08	0.87	170.55	1.09	0.82	166.11
Shinhan Card	1.85	1.35	282.46	2.14	1.64	248.83	1.69	1.26	236.08
Shinhan Investment Corp.	13.80	13.80	75.59	11.17	11.18	77.61	16.97	16.92	71.46
Shinhan Life Insurance	0.23	0.23	409.58	0.50	0.26	361.33	0.45	0.23	280.64
Shinhan Capital	2.16	1.48	94.34	2.98	1.91	95.84	2.79	1.31	82.85
Jeju Bank	2.09	2.01	83.21	1.49	1.47	102.90	1.62	1.03	93.73
Shinhan Savings Bank	26.56	23.36	42.68	—	—	—	—	—	—

1)	Including reserve for credit losses.

4) Write-Offs & Provision for Credit Losses

<SFG Consolidated Basis>	(KRW billion)

	Jun. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Allowance for loan losses	2,928.1	2,893.0	2,729.1
Allowance for acceptances and guarantees	87.3	77.8	85.8
Allowance for unused loan commitments	428.4	415.4	444.8
Other allowance	228.2	253.6	339.0
Total allowance	3,672.0	3,639.8	3,598.7
Write-offs	633.8	1,417.2	1,382.1

<Shinhan Bank>	(KRW billion)

	Jun. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Allowance for loan losses	1,725.7	1,649.0	1,580.9
Allowance for acceptances and guarantees	124.8	112.8	109.5
Allowance for unused loan commitments	89.0	78.1	85.2
Other allowance	153.8	168.8	256.2
Total allowance	2,093.3	2,008.7	2,031.8
Write-offs	283.3	695.6	811.8

<Shinhan Card>	(KRW billion)

	Jun. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Allowance for loan losses	744.8	777.4	706.2
Allowance for acceptances and guarantees	—	—	—
Allowance for unused loan commitments	328.9	328.5	345.3
Other allowance	61.5	46.7	50.6
Total allowance	1,135.2	1,152.6	1,102.1
Write-offs	294.2	511.6	451.5

5) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)	(KRW billion)

	Jun. 30, 2013	Dec. 31, 2012	Dec. 31, 2011 1)
Debt	7,304.7	7,546.0	11,413.4
Equity	20,085.1	19,666.9	19,430.8
Debt to Equity Ratio	36.37%	38.37%	58.74%

1)	Upon the resolution of Board of Directors to redeem Series 10 redeemable preferred shares and Series 11 convertible redeemable preferred shares held on December 15, 2011, KRW 3.75 trillion capital decrease and liability increase reflected on Debt to Equity Ratio.

Twenty Largest Exposures by Borrower

(KRW billion)

As of Jun. 30, 2013 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Bank of Korea	3,760	—	4,281	—	—	8,041
Ministry of Strategy & Finance	—	—	6,913	—	—	6,913
Industrial Bank of Korea	534	23	2,970	—	—	3,526
Korea Development Bank	11	89	3,184	—	—	3,284
Hyundai Heavy Industries Co., Ltd.	16	227	17	2,724	—	2,983
Korea Finance Corporation	—	—	2,838	—	—	2,838
Korea Deposit Insurance Corporation	—	—	2,457	—	—	2,457
Korea Land & Housing Corporation	—	—	1,724	—	—	1,724
Korea Securities Finance Corporation	31	—	1,439	—	—	1,470
Woori Bank	75	11	1,322	—	—	1,408
Samsung Heavy Industries Co., Ltd.	—	20	22	1,265	—	1,307
Korea EximBank	400	—	780	—	—	1,180
Nonghyup Bank	137	17	787	11	—	951
KEPCO	2	—	877	8	—	887
Hana Bank	32	25	817	—	—	874
Standard Chartered Bank Korea	585	—	280	—	—	865
POSCO	1	92	724	35	—	853
Korea Housing-Finance Corporation	—	—	838	—	—	838
Songdo Cosmopolitan City Development Inc.	831	—	—	—	—	831
Hyundai Samho Heavy Industries Co., Ltd.	—	26	—	796	—	822

Total	6,415	530	32,270	4,838	—	44,054

Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups	(KRW billion)

As of Jun. 30, 2013 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	237	1,110	1,287	1,989		4,622
Hyundai Heavy Industries	115	329	38	3,942		4,425
Hyundai Motors	1,382	1,098	655	356		3,491
SK	499	762	741	690		2,693
LG	1,180	379	238	360	1	2,158
POSCO	134	371	808	223		1,535
Lotte	438	72	490	269		1,268
LS	172	316	158	501		1,147
GS	289	131	119	463		1,002
Hyosung	261	520	18	196		994

Total	4,706	5,088	4,551	8,988	1	23,334

Some of the totals may not sum due to rounding

Loan and due from banks Concentration by Industry

(KRW billion)

As of Jun. 30, 2013 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	59,776	21.6%
Manufacturing	35,587	12.8%
Real Estate, leasing and service	19,999	7.2%
Retail and wholesale	13,586	4.9%
Hotel and leisure	4,662	1.7%
Construction	4,515	1.6%
Others	39,605	14.3%
Consumers	99,398	35.9%

Total	277,129	100.0%

*	Including deposits, loans, and securities

Top Twenty Non-Performing Loans

(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Allowance for Loan Losses
A	Apartment Building Construction	99	55
B	Development and Subdividing of Residential Buildings	98	14
C	Building of Steel Ships	43	18
D	Renting of Non-Residential Buildings	33	1
E	Manufacture of Other Paper and Paperboard	32	12
F	Development and Subdividing of Residential Buildings	30	23
G	Other Civil Engineering Construction	29	24
H	Development and Subdividing of Residential Buildings	27	3
I	Manufacture of Synthetic Resin and Other Plastic Materials	25	6
J	Manufacture of Tires and Tubes	24	24
K	Renting of Non-Residential Buildings	24	1
L	Renting of Non-Residential Buildings	23	11
M	Building of Steel Ships	23	0
N	Manufacture of Sections for Ships	22	0
O	Apartment Building Construction	22	9
P	Manufacture of Other Basic Iron and Steel	21	13
Q	Development and Subdividing of Residential Buildings	21	15
R	Development and Subdividing of Residential Buildings	20	3
S	Construction of Highways, Streets and Roads	19	9
T	Non-Financial Holding Companies	18	18

	Total	651	260

1)	Consolidated basis as of Jun. 30, 2013.
2)	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	1H 2013	FY 2012	FY 2011
Audit Opinion	—	Unqualified	Unqualified

*	For the first half of 2013, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
2013	KPMG Samjong Accounting Corp.	508 (annualized basis)	Review/Audit of Financial Statements	2,700 hours	2)
	KPMG Samjong Accounting Corp.	140 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	510 hours

2012	KPMG Samjong Accounting Corp.	498	Review/Audit of Financial Statements	6,380 hours
	KPMG Samjong Accounting Corp.	35	K-IFRS Report Package Audit for Shinhan Savings Bank	372 hours
	KPMG Samjong Accounting Corp.	70	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2012	690 hours

2011	KPMG Samjong Accounting Corp.	487	Review/Audit of Financial Statements	9,016 hours

1)	Excluding value-added taxes.
2)	As of June 30, 2013.
*	In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we paid KRW1,304 million(Excluding value-added taxes) for FY2012

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Directors

Name	Month and Year of Birth	Position	Service Term
Dong Woo Han	Nov. 1948	• Chairman of Shinhan Financial Group • Board Steering Committee chair • Corporate Governance & CEO Recommendation Committee Member	3 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

9 outside directors were appointed as board of directors at the 12th Annual General Meeting of Shareholders on March 28, 2013, of which 8 directors renewed their terms and 1 director newly appointed.

Our non-executive directors are as follows:

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Jin Won Suh	April 1951	X	—	4 years starting from March 23, 2011
Taeeun Kwon	January 1941	O	Audit Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 23, 2011
Kee Young Kim	October 1937	O	Board Steering Committee member Risk Management Committee chair Corporate Governance & CEO Recommendation Committee chair	3 years starting from March 23, 2011
Seok Won Kim	April 1947	O	Board Steering Committee member Audit Committee member	3 years starting from March 23, 2011
Hoon Namkoong	June 1947	O	Chairman of Board of Directors Risk Management Committee member Compensation Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 23, 2011
Boo In Ko	December 1941	O	Board Steering Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 28, 2013
Sang-Kyeong Lee	September 1945	O	Audit Committee member Compensation Committee chair	2 years starting from March 29, 2012
Ke Sop Yun	May 1945	O	Audit Committee chair Compensation Committee member	5 years starting from March 17, 2009
Jung Il Lee	August 1952	O	Compensation Committee member	3 years starting from March 23, 2011
Haruki Hirakawa	November 1964	O	Board Steering Committee member	3 years starting from March 23, 2011
Philippe Aguignier	September 1957	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	4 years starting from March 24, 2010

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	In charge of
Hyung Jin Kim	Jul. 1958	Deputy President	• Strategic Planning Team • Global Business Strategy Team • Shinhan FSB Research Institute
Jae-Gwang Soh	Aug. 1961	Deputy President	• Synergy Management Team • Information & Technology Planning Team • Smart Finance Team • Audit Team
Jung Kee Min	Mar. 1959	Deputy President & Chief Financial Officer	• Finance Management Team • Investor Relations Team • HR Team
Sin Gee Lee	Jul. 1956	Deputy President	• Public Relations Team • CSR & Culture Management Team • General Affairs Team
Dong Hwan Lee	Sep. 1959	Deputy President	• Corporate & Investment Banking Planning Office
Young Jin Lim	Nov. 1960	Deputy President	• Wealth Management Planning Office
Bo Hyuk Yim	Mar. 1961	Managing Director	• Risk Management Team
Woo Gyun Park	Mar. 1959	Managing Director	• Compliance Team
Byung Chul Lim	Jan. 1964	Managing Director	• Shinhan FSB Research Institute

Stock Options	(As of Jul. 31, 2013)

	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	2,617,517	480,300	108,356	38,829
Granted in 2007	1,231,169	0	205,313	1,025,856	54,560
Granted in 2008	805,174	0	185,396	619,778	49,053

Total	7,862,847	4,884,159	1,122,309	1,856,379	—

Note	1) The weighted-average exercise price of outstanding exercisable options as of July 31, 2013 is KRW 50,339
2) The closing price of our common stock was KRW 41,000 on July 31, 2013.

Employees	(As of Jun. 30, 2013)

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2013 (KRW million)	Average Payment per person (KRW million)
Male	128	2 yrs 7 mths	8,343	65
Female	29	3 yrs 9 mths	1,047	36

Total	157	2 yrs 10 mths	9,390	60

Note)	Average length of service including service within group subsidiaries as of Jun. 30, 2013 is Male 12 yrs 11 mths and Female 7yrs 3 mths, whereas total average is 11yrs 11mths.

5. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Jun. 30, 2013

Name	No. of Common Shares owned	Ownership%
National Pension Service	34,506,886	7.28	%2)
BNP Paribas	30,106,276	6.35	%2)

1)	Shareholders who own beneficial ownership of 5% or more (common share basis).
2)	As of Dec. 31, 2012
3)	In addition to the common share holdings, National Pension Service holds a total of 2,000,000 shares of Shinhan Financial Group’s series 12 non-voting redeemable preferredstock as of Jun. 30, 2013.

Share ownership of Employee Stock Ownership Association

Beginning Balance (Jan. 1, 2013)	Increase	Decrease	Ending Balance (Jun. 30, 2013)	Ownership%1) (Jun. 30, 2013)
18,787,067	2,301,310	1,158,291	19,930,086	4.20%

1)	Common share basis.

Common Share Traded on the Korea Exchange	(KRW, number of shares)

		Jan. 2013	Feb. 2013	Mar. 2013	Apr. 2013	May. 2013	Jun. 2013	Jul. 2013
Price per share	High	42,150	42,650	42,650	40,600	40,700	40,600	41,000
	Low	38,900	39,200	37,650	37,250	37,050	35,950	37,300
	Avg.	40,302	40,884	40,423	39,036	38,857	38,258	39,257
Trading Volume		22,521,117	19,289,381	24,282,510	19,273,274	22,474,182	17,255,195	18,255,240
Highest Daily Trading Volume		1,982,508	2,245,654	2,312,600	1,551,531	2,090,943	1,587,521	1,721,529
Lowest Daily Trading Volume		499,305	568,054	518,345	467,707	443,285	341,055	305,551

American Depositary Receipts traded on the New York Stock Exchange	(USD, number of shares)

		Jan. 2013	Feb. 2013	Mar. 2013	Apr. 2013	May. 2013	Jun. 2013	Jul. 2013
Price per share	High	39.01	38.86	39.32	36.26	35.63	36.10	36.47
	Low	37.02	35.89	33.60	32.73	33.50	30.82	32.58
	Avg.	37.84	37.40	36.63	34.42	34.62	33.45	34.90
Trading Volume		1,595,732	1,294,323	1,770,037	2,039,053	2,521,769	1,609,642	1,165,631
Highest Daily Trading Volume		263,937	143,978	207,959	391,395	458,417	259,491	294,654
Lowest Daily Trading Volume		23,475	37,682	32,386	37,164	21,474	34,116	20,547

*	1 ADR = 1 Common Shares

6. Related Party Transactions

Loans to Subsidiaries	(KRW billion)

Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2013)	Decrease	Increase	Ending Balance (Jun. 30, 2013)
Shinhan Investment Corp.	Loans in KRW	2012-01-30	2017-01-30	4.11%	100.0	—	—	100.0
	Loans in KRW	2012-06-28	2017-06-28	3.84%	100.0	—	—	100.0
Shinhan Card	Loans in KRW	2010-10-29	2015-10-29	4.37%	100.0	—	—	100.0
	Loans in KRW	2011-01-28	2016-01-28	4.91%	100.0	—	—	100.0
	Loans in KRW	2011-02-24	2016-02-24	4.82%	250.0	—	—	250.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	100.0	—	—	100.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	150.0	—	—	150.0
Shinhan Capital	Loans in KRW	2008-01-23	2013-01-23	6.60%	50.0	50.0	—	0
	Loans in KRW	2010-09-28	2013-09-28	4.12%	100.0	—	—	100.0
	Loans in KRW	2011-01-28	2014-01-28	4.53%	50.0	—	—	50.0
	Loans in KRW	2011-04-29	2016-04-29	4.65%	100.0	—	—	100.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	50.0	—	—	50.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	50.0	—	—	50.0
	Loans in KRW	2012-12-14	2017-12-14	3.33%	50.0	—	—	50.0
	Loans in KRW	2013-01-18	2018-01-18	3.18%	0	—	50.0	50.0
Shinhan PE Investment Management	Loans in KRW	2012-08-10	2013-08-09	4.09%	5.0	—	—	5.0
	Loans in KRW	2012-11-27	2013-11-27	3.07%	5.0	—	—	5.0

Total					1,360.0	50.0	50.0	1,360.0

Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of June 30, 2013

Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Jung Kee Min
Name:	Jung Kee Min
Title:	Chief Financial Officer

Date: August 14, 2013